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Fax: 204-488-9823

New Data Shows AGGRASTAT Offers Significant Benefits to Patients with Poor
Response to Aspirin and/or Clopidogrel

WINNIPEG, Manitoba – (September 3, 2008) Medicure Inc. (TSX:MPH), a cardiovascular focused, biopharmaceutical company, today announced that new data presented at the annual European Society of Cardiology Congress in Munich, Germany showed AGGRASTAT® (tirofiban HCL) significantly lowers the incidence of heart attack after elective coronary angioplasty in coronary artery disease patients who have shown poor response to standard oral antiplatelet agents, aspirin and clopidogrel. The data comes from a double-blinded study of AGGRASTAT® entitled the 3T/2R Study (Tailoring Treatment with Tirofiban in patients showing Resistance to aspirin and/or Resistance to clopidogrel).

“It is very encouraging to see the commitment of the international cardiology community to explore new applications of AGGRASTAT® in contemporary situations such as aspirin and clopidogrel resistance,” stated Medicure's President and CEO, Albert D. Friesen, PhD. “These results add to the large and growing body of clinical research supporting AGGRASTAT’s® safety and efficacy profile.” AGGRASTAT® is marketed in the United States by Medicure Pharma, Inc.

The study, which involved a high dose bolus administration of AGGRASTAT® in patients undergoing angioplasty and/or Percutaneous Coronary Intervention (PCI), demonstrates proof of concept for a new treatment strategy to manage the increased risk of thrombotic events in patients who do not properly respond to standard oral antiplatelet agents. Although the study’s dosing and patient population is outside of the current indicated use of AGGRASTAT®, the results supports the further investigation of the use of glycoprotein IIb/IIIa inhibitors in patients identified as poor responders to oral antiplatelet agents.

About the 3T/2R Study
Inhibiting platelet activation and aggregation is a key therapeutic target for improving the prognosis of patients with coronary artery disease. However, response to the primary oral antiplatelet agents, aspirin and clopidogrel, varies greatly between patients with poor responders being at increased risk of thrombotic events, especially after coronary angioplasty. At present, treatment strategies ignore the patient specific response to oral antiplatelet agents and do not adjust their therapeutic approach accordingly. The 3T/2R Study explored whether patients who are poor responders to aspirin and/or clopidogrel would benefit from an intensified approach to platelet inhibition by use of the injectable, small molecule glycoprotein IIb/IIIa inhibitor, AGGRASTAT®.

The 3T/2R Study was initiated and conducted by the University of Ferrara, Italy under the leadership of Dr Marco Valgimigli, Chair of Cardiology, University of Ferrara, Italy. The study, which was carried out at ten European sites, was supported by an unrestricted grant from Merck & Co., Inc. and Iroko Pharmaceuticals, who holds all non-US commercial rights to AGGRASTAT®.

The study enrolled 263 patients undergoing elective coronary angioplasty for stable or low-risk unstable coronary artery disease who were identified through a point-of-care assay to be poor responders to aspirin and/or clopidogrel. The double blinded study randomized patients prior to procedure to receive AGGRASTAT® or placebo on top of standard aspirin and clopidogrel therapy. AGGRASTAT® was delivered as a bolus of 25 mcg/kg over 3 minutes followed by an infusion of 0.15 mcg/kg/minute for 14-24 hours. The primary end point was the rate of periprocedural myocardial infarction defined as an elevation of Troponin I or T at least three times the upper limit of normal within 48 hours after the procedure.

The primary endpoint was observed in 20.4 percent of patients in the AGGRASTAT® group, compared to 35.1 percent of patients in the placebo group (P=0.009) . The benefit seen in the AGGRASTAT® group was maintained at 30 days, with a 21.2 percent incidence of major adverse cardiovascular events, compared to 36.6 percent in the placebo group (P=0.0065) . The incidence of bleeding was low and did not differ significantly between the two groups.

About AGGRASTAT®
AGGRASTAT® (tirofiban HCl), in combination with heparin, is indicated for the treatment of acute coronary syndrome, including patients who are to be managed medically and those undergoing PTCA or atherectomy. In this setting, AGGRASTAT® has been shown to decrease the rate of a combined endpoint of death, new myocardial infarction or refractory ischemia/repeat cardiac procedure. AGGRASTAT® has been studied in a setting that included aspirin and heparin.

Bleeding is the most common complication encountered during therapy with AGGRASTAT®. Administration of AGGRASTAT® is associated with an increase in bleeding events classified as both major and minor bleeding events by criteria developed by the Thrombolysis in Myocardial Infarction Study group (TIMI). Most major bleeding associated with AGGRASTAT® occurs at the arterial access site for cardiac catheterization. Fatal bleedings have been reported. AGGRASTAT® should be used with caution in patients with platelet count <150,000/mm3, in patients with hemorrhagic retinopathy, and in chronic hemodialysis patients. Because AGGRASTAT® inhibits platelet aggregation, caution should be employed when it is used with other drugs that affect hemostasis. The safety of AGGRASTAT® when used in combination with thrombolytic agents has not been established. During therapy with AGGRASTAT®, patients should be monitored for potential bleeding. When bleeding cannot be controlled with pressure, infusion of AGGRASTAT® and heparin should be discontinued.

AGGRASTAT® is a parenteral non-peptide, reversible GP IIb/IIIa receptor antagonist that is marketed in the United States by Medicure Pharma. Medicure does not promote unapproved use of AGGRASTAT®. Please see the AGGRASTAT® Prescribing Information for approved indications, dosage regimens and safety related information.

About Medicure Inc.
Medicure Inc is a biopharmaceutical company focused on the research, development and commercialization of novel compounds to treat cardiovascular disorders. Cardiovascular medicine represents the largest pharmaceutical sector, with annual global sales of over US $70 billion. Medicure aims to make a global impact on cardiovascular disease and stroke by reducing deaths, improving the quality of life and serving the unmet needs of people who suffer from cardiovascular disease and stroke.

This press release contains forward-looking statements, as defined under applicable securities legislation, that involve risks, which may cause actual results to differ materially from the statements made, and accordingly may be deemed to be forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. The forward-looking statements are made as of the date hereof, and the Company disclaims any intention and has no obligation or responsibility to update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise except as required by law. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company’s stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company’s products, the ability to protect its intellectual property, dependence on collaborative partners and the ability to meet its debt obligations. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. Additional risks and uncertainties relating to the Company and its business can be found in the “Risk Factors” section of its Form 20F for the year ended May 31, 2008.

For more information, please contact:
Albert D. Friesen
President & CEO
Tel. 888-435-2220
Fax 204-488-9823
E-mail: info@medicure.com
Web: www.medicure.com